FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT
TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

            OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: Form S-8 Reg. No. 333-17473

A. Full title of the plan and the address of the plan, if different from
   that of the issuer named below:

          ITW Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the
   address of its principal executive office:

          Illinois Tool Works Inc.
          3600 West Lake Avenue
          Glenview, Illinois 60025

ITW
Savings and Investment Plan
(f/k/a Illinois Tool Works Inc. Savings and Investment Plan)

Financial Statements
As of December 31, 2001 and 2000
Together With Auditors' Report

Employer Identification Number 36-1258310
Plan Number 003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Savings and Investment Plan, formerly known as the Illinois Tool Works Inc. Savings and Investment Plan, as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

Employer Identification Number 36-1258310, Plan Number 003

	2001	2000
ASSETS:		
Receivables-		
Company contributions	$ --	$ 80,731
Participant contributions	--	311,041
Loan payments	--	128,141
Other	90,109	116,217
Transfers from other plans (Note 11)	311,877	804,049,676
Total receivables	401,986	804,685,806
Investments	--	1,127,772,259
Proportionate share of Master Trust assets	1,688,188,687	--
Total assets	1,688,590,673	1,932,458,065
LIABILITIES:		
Fees payable	22,527	--
NET ASSETS AVAILABLE FOR BENEFITS	$1,688,568,146	$1,932,458,065

The accompanying notes to financial statements
are an integral part of these statements.

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):	
Contributions-	
Company	$ 24,986,491
Participant	65,394,619
Rollover	13,594,727
Total contributions	103,975,837
Proportionate share of Master Trust net investment loss	(60,216,768)
Benefit payments to participants	(297,865,668)

```
    Deemed distributions of participant loans                    (1,860,296)
    Administrative expenses                                       (426,544)
    Transfers from other plans (Note 11)                        12,503,520
                                                              ---------------
                Net decrease                                  (243,889,919)
```

NET ASSETS AVAILABLE FOR BENEFITS:
```
    Beginning of year                                          1,932,458,065
                                                              ---------------
    End of year                                             $  1,688,568,146
                                                              ===============
```


                    The accompanying notes to financial statements
                      are an integral part of this statement.

                                     IT
                        SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                            December 31, 2001 and 2000

            Employer Identification Number 36-1258310, Plan Number 003

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment
Plan (the "Plan") which was formerly known as the Illinois Tool Works Inc.
Savings and Investment Plan prior to January 1, 2001. Participants should refer
to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees of participating
business units of Illinois Tool Works Inc. and its wholly owned subsidiaries
(the   "Company"),   are eligible to participate in the Plan as soon as
administratively feasible, except for discontinued business units of the
Company. Prior to January 1, 2001, eligibility to participate in the Plan was in
the month following the employees' date of hire. The Company's discontinued
business units, Florida Tile, Precor and West Bend, are eligible to participate
in the plan, but have different participation, Company contribution, and vesting
requirements than all of the other participating business units. The general
information presented here relates to the Company's continuing business units.
Established on November 16, 1967, and as subsequently amended, the Plan is
subject to the provisions of the Employee Retirement Income Security Act of 1974
("ERISA").

Effective January 1, 2001, the funding vehicle for the Plan is the ITW Savings
and Investment Trust (the "Master Trust") at Putnam Fiduciary Trust Company (the
"Trustee"). Prior to January 1, 2001, the investment assets of the Plan were
held at the Trustee in an individual account.

Participant and Company Contributions

Effective January 1, 2001, participants may contribute amounts from a minimum of
1% to a maximum of 16% of eligible compensation to their pre-tax and after-tax
accounts. Separately, the maximum pre-tax account contribution is 16% of

eligible compensation, while the maximum after-tax account contribution is 10%. The combined pre-tax and after-tax contributions cannot exceed 16% of eligible compensation. Participants may change their contribution percentages with each payroll. Prior to January 1, 2001 the maximum pre-tax contribution was 15% and the combined pre-tax and after-tax contribution could not exceed 15%.

Effective January 1, 2001, participants may begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible. Prior to that date, participant contributions began in the month following the date of hire. Company contributions, however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the participants' accounts based on the participants' contributions as follows:

	Percentage of Participants' Compensation	
Participants' Contribution	Company Contribution
1%	1.0%
2	1.5
3	2.0
4	2.5
5	3.0
6-16	3.5

Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Investment Funds

Effective January 1, 2001, there are thirty investment options in which participants may choose to invest. Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Effective January 1, 2001, participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day. Prior to January 1, 2001, participants were allowed to change their investment elections or transfer their balances no more than twice per quarter.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement or death are granted full vesting in their Company contribution accounts.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures, representing the unvested portion of the Company's contributions, amounting to $141,941 and $31,047 as of December 31, 2001 and 2000, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. Also, in 2001, Company contributions were reduced by $281,403 from forfeited nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2000:

	2000
Putnam Asset Allocation Fund Balanced Portfolio	$142,988,323
Fidelity Investments Magellan Fund	223,551,776
Illinois Tool Works Inc. Common Stock Fund	149,653,083
Putnam New Opportunities Fund	182,838,486

4. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6 percent for 2001.

5. ADMINISTRATIVE EXPENSES

Investment management fees, investment evaluation fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.

Plan expenses are paid through the Master Trust. For the year ended December 31, 2001, all of the fees paid through the Master Trust were allocated to the Plan and deducted from the Plan's net assets.

6. ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee.

7. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Master Trust to the Trustee were $393,144 for the year ended December 31, 2001.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9. TAX STATUS

The Plan obtained its latest determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. Effective January 1, 1997, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

10. MASTER TRUST

Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust.

The net Master Trust assets as of December 31, 2001 are as follows:

	2001
Assets-	-------------
Investments, at fair value-	
Interest bearing cash	$ 23,814,926
Common stock	409,166,071
Participant loans	53,947,526
Value of interest in common/collective trusts	74,025,136
Value of interest in registered investment companies	939,722,911
Other	201,743,550

Net Master Trust assets	$1,702,420,120
	=============

The Plan's proportionate share of the Master Trust's assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the Master Trust's assets was 99% at December 31, 2001.

For the year ended December 31, 2001, the earnings on investments of the Master Trust are as follows:

```
Investment income-
   Interest-
      Interest-bearing cash                                    $        278
      Participant loans                                            4,301,286
                                                               ------------
         Total interest                                           4,301,564

   Dividends on Company common stock                              4,691,352
   Net loss on sale of assets                                   (92,209,793)
   Unrealized appreciation of assets                            155,823,283
   Net investment loss from common/collective trusts            (9,230,658)
   Net investment loss from registered investment companies   (137,037,904)
   Other income                                                  12,917,123
                                                               ------------
         Net investment loss                                  $(60,745,033)
                                                               ============
```

11. TRANSFERS FROM OTHER PLANS

Effective January 2, 2001, the Premark International Inc. Retirement Savings Plan was merged into the Plan. Substantially all of the assets were transferred on January 3, 2001. The receivable as of December 31, 2000, was $803,832,835.

Transfers from other plans includes a receivable, totaling $311,877 and $216,841, from The Principal for participants in the Miller Group, Ltd. and subsidiaries Profit Sharing Plan ("Miller") as of December 31, 2001 and 2000, respectively. Miller was merged into the Plan in 1993, however, the Company was not made aware of these residual amounts until 1999. The Company anticipates that these assets will transfer to the Plan in 2002.

Effective January 31, 2001, the AMI, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on February 1, 2001. The assets transferred to the Plan totaled $1,169,387.

Effective April 2, 2001, the Imaging Technologies, LLC Savings Plan was merged into the Plan. Substantially all of the assets were transferred on April 3, 2001. The assets transferred to the Plan totaled $191,716.

Effective April 2, 2001, the FoxJet, Inc. 401(k) Savings Plan was merged into the Plan. Substantially all of the assets were transferred on April 11, 2001. The assets transferred to the Plan totaled $302,578.

Effective April 30, 2001, the Trident Inc. Retirement Savings Plan was merged into the Plan. Substantially all of the assets were transferred on May 1, 2001. The assets transferred to the Plan totaled $2,450,785.

Effective May 2, 2001, the Advent Thermal Transfer Retirement Savings Plan was merged into the Plan. Substantially all of the assets were transferred on May 3, 2001. The assets transferred to the Plan totaled $287,016.

Effective May 17, 2001, the Chapman Corporation 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on May 18, 2001. The assets transferred to the Plan totaled $31,333.

Effective July 31, 2001, the Kairak, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on August 9, 2001. The assets transferred to the Plan totaled $279,266.

Effective August 31, 2001, the Crimsco Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan. Substantially all of the assets were transferred on August 30, 2001. The assets transferred to the Plan totaled $41,032.

Effective June 30, 2001, the Gaylord International Profit Sharing and Employee Savings Benefit Plan was merged into the Plan. Substantially all of the assets were transferred on August 17, 2001. The assets transferred to the Plan totaled $3,067,557.

Effective October 1, 2001, the Strapex Corporation Employees' Retirement Plan was merged into the Plan. Substantially all of the assets were transferred on October 2, 2001. The assets transferred to the Plan totaled $716,469.

Effective October 1, 2001, the Nutmeg Eyelet and Stamping Co. Inc. Retirement Plan was merged into the Plan. Substantially all of the assets were transferred on October 4, 2001. The assets transferred to the Plan totaled $339,273.

Effective September 30, 2001, the Jetline Engineering, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on October 2, 2001. The assets transferred to the Plan totaled $338,108.

Effective October 1, 2001, the Jetline Engineering, Inc. Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on October 11, 2001. The assets transferred to the Plan totaled $1,696,252.

Effective October 31, 2001, the Stanley Knight Non-Union 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on November 1, 2001. The assets transferred to the Plan totaled $1,497,712.

12. SUBSEQUENT EVENTS

Effective in 2002, the following plans were merged into the Plan:

Plan Name:

Southland Technologies Retirement Savings Plan and Trust
Van Leer Employee Savings Plan
Tomco Plastics, Inc. Profit Sharing and Savings Plan
Tomco Kendalville Retirement Plan
A. J. Gerrard and Co. Employees 401(k) Savings Plan

The assets transferred to the Plan totaled approximately $22,900,000. Substantially all of the assets were transferred in January and February, 2002.

Effective January 1, 2002, the maximum pre-tax contribution is increased to 50% of eligible compensation, subject to the IRS maximum deferral limit, while the maximum after-tax contribution remains at 10%. The combined pre-tax and after-tax contributions cannot exceed 50%.

Effective January 1, 2002, the Plan's vesting schedule for Company match contributions will be shortened to immediate vesting for all employees who are active on or after January 1, 2002.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the

trustees have duly caused this report to be signed on its behalf by the
undersigned thereunto duly authorized on May 16, 2002.

                          ITW SAVINGS AND INVESTMENT PLAN

                          By: /s/ John Karpan

                               John Karpan,
                               Member of Employee Benefits Committee and
                               Senior Vice President, Human Resources

                                                            EXHIBIT 23

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our
report, included or incorporated by reference in this Form 11-K, into the
Illinois Tool Works Inc.'s previously filed registration statements on Form S-8
(File Nos. 333-22035, 333-37068, 333-75767 and 333-69542), Form S-4, (File Nos.
333-02671, 333-25471 and 333-88801) and Form S-3 (File Nos. 33-5780 and
333-70691) and Premark International, Inc.'s previously filed registration
statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 16, 2002

                                                            EXHIBIT 99.1

May 16, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

Arthur Andersen LLP has represented to Illinois Tool Works Inc. that the audit
completed for the ITW Savings and Investment Plan for the year ending December
31, 2001 was subject to Arthur Andersen LLP's quality control system for the

United States accounting and auditing practice. Arthur Andersen LLP has provided assurance to Illinois Tool Works Inc. that the audit engagement was conducted in compliance with professional standards. The audit was conducted with the appropriate continuity and availability of personnel, in the United States, as well as the appropriate availability of national office consultation.

Very truly yours,

/s/ Jon C. Kinney

Jon C. Kinney,
Senior Vice President and Chief Financial Officer, Illinois Tool Works Inc.